Sub-Item 77M:  Mergers

(a)
	(i)	Old Mutual Large Cap Fund

	(ii)	Old Mutual Large Cap Growth Fund

(b)
	(i)	Effective April 26, 2008, the Old
Mutual Large Cap Fund was merged into the Old
Mutual Focused Fund pursuant to a tax-free reorganization. The Board of Trustees approved the reorganization on December 18, 2007 and shareholders approved the reorganization at a special meeting of shareholders on April 22, 2008.

	(ii)	Effective April 26, 2008, the Old
Mutual Large Cap Growth Fund was merged into the Old Mutual Large Cap Growth Concentrated
Fund pursuant to a tax-free reorganization.
Effective April 29, 2008, the Old Mutual Large Cap
Growth Concentrated Fund's name was changed to Old Mutual Large Cap Growth Fund. The Board of
Trustees approved the reorganization on December
18, 2007 and shareholders approved the
reorganization at a special meeting of shareholders on April 22, 2008.